

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2020

Joseph Hernon
Chief Financial Officer
Red Cat Holdings, Inc.
370 Harbour Drive
Palmas del Mar
Humacao, PR 00791

> **Re: Red Cat Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 30, 2020**
> **File No. 333-249776**

Dear Mr. Hernon:

Our initial review of your registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, you failed to include the financial statements and financial information of Fat Shark Holdings, Ltd. required by Rules 8-04 and 8-05 of Regulation S-X. Please provide this information with your next amendment.

We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses these deficiencies.

Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence, Larry Spirgel, Office Chief, with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Eric C. Mendelson, Esq.